                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___) 1

                            Transmedia Network Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock ($.02 per share)
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  893767103
                              ------------------
                                (CUSIP Number)

                          Minotaur Partners II, L.P.
                       150 South Wacker Drive, Suite 470
                            Chicago, Illinois 60606
                            Attention: E. Finnegan
                                (312) 621-9000

                                with a copy to:
                                Michael Altman
                               Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                (312) 715-4000

                             _____________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           April 28 and May 1, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]


1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1.   Name of Reporting Person:

      ValueVision International, Inc.

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 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [X]

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 3.   SEC Use Only

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 4.   Source of Funds: WC

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 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                 [_]

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 6.   Citizenship or Place of Organization: Minnesota

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                     7.   Sole Voting Power: 387,558(1)(2)
Number of
Shares             -----------------------------------------------------------
                     8.   Shared Voting Power: none(1)(2)
Beneficially
Owned By           -----------------------------------------------------------
Each                 9.   Sole Dispositive Power: 387,558(1)(2)
Reporting
Person             -----------------------------------------------------------
With                 10.  Shared Dispositive Power: none(1)(2)

------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

      387,558(1)(2)

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 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                         [X]
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 13.  Percent of Class Represented by Amount in Row (11): 2.3%

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 14.  Type of Reporting Person: CO

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(1)   The Reporting Person is a party to the Co-Sale and Voting Agreement dated as of April 28, 2000 and the Investment Agreement dated as of April 28, 2000, which contains provisions restricting the rights of the Reporting Person and other persons to vote and dispose of Shares. (See Items 4, 5 and 6)
(2) Pursuant to the Stock Purchase and Sale Agreement dated as of April 28, 2000 and subject to the satisfaction or waiver of certain conditions precedent, the Reporting Person has agreed to purchase an additional 89,992 shares and warrants to acquire 179,984 shares, within ten business days of the Issuer's receipt of stockholder approval of such purchase. (See item 4)

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 1.   Name of Reporting Person:

      Raymond Bank

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 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]

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 3.   SEC Use Only

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 4.   Source of Funds: PF

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 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                 [_]

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 6.   Citizenship or Place of Organization: United States

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                     7.   Sole Voting Power: 19,377 (1)(2)
Number of
Shares             -----------------------------------------------------------
                     8.   Shared Voting Power: none (1)(2)
Beneficially
Owned By           -----------------------------------------------------------
Each                 9.   Sole Dispositive Power: 19,377 (1)(2)
Reporting
Person             -----------------------------------------------------------
With                 10.  Shared Dispositive Power: none (1)(2)

------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

      19,377 (1)(2)

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 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                         [X]
------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11): 0.1%

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 14.  Type of Reporting Person: IN

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(1)   The Reporting Person is a party to the Co-Sale and Voting Agreement dated as of April 28, 2000 and the Investment Agreement dated as of April 28, 2000, which contains provisions restricting the rights of the Reporting Person and other persons to vote and dispose of Shares. (See Items 4, 5 and 6)
(2) Pursuant to the Stock Purchase and Sale Agreement dated as of April 28, 2000 and subject to the satisfaction or waiver of certain conditions precedent, the Reporting Person has agreed to purchase an additional 4,500 shares and warrants to acquire 9,000 shares, within ten business days of the Issuer's receipt of stockholder approval of such purchase. (See item
      4)

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 1.   Name of Reporting Person:

      Dominic Mangone

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 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [X]

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 3.   SEC Use Only

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 4.   Source of Funds: PF

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 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                 [_]

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 6.   Citizenship or Place of Organization: United States of America

                   -----------------------------------------------------------
                     7.   Sole Voting Power: 203,779 (1)(2)
Number of
Shares             -----------------------------------------------------------
                     8.   Shared Voting Power: none (1)(2)
Beneficially
Owned By           -----------------------------------------------------------
Each                 9.   Sole Dispositive Power: 203,779 (1)(2)
Reporting
Person             -----------------------------------------------------------
With                 10.  Shared Dispositive Power: none (1)(2)

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 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

      203,799 (1)(2)

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 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                         [X]
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 13.  Percent of Class Represented by Amount in Row (11): 1.2%

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 14.  Type of Reporting Person: IN

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(1)   The Reporting Person is a party to the Co-Sale and Voting Agreement dated as of April 28, 2000 and the Investment Agreement dated as of April 28, 2000, which contains provisions restricting the rights of the Reporting Person and other persons to vote and dispose of Shares. (See Items 4, 5 and 6)
(2) Pursuant to the Stock Purchase and Sale Agreement dated as of April 28, 2000 and subject to the satisfaction or waiver of certain conditions precedent, the Reporting Person has agreed to purchase an additional 44,996 shares and warrants to acquire 89,992 shares, within ten business days of the Issuer's receipt of stockholder approval of such purchase. (See item 4)

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      Minotaur Partners II, L.P.

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 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [X]

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 3.   SEC Use Only

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 4.   Source of Funds: WC

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 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                 [_]

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 6.   Citizenship or Place of Organization: Illinois

                   -----------------------------------------------------------
                     7.   Sole Voting Power: 2,112,195 (1)(2)(3)
Number of
Shares             -----------------------------------------------------------
                     8.   Shared Voting Power: none (1)(2)
Beneficially
Owned By           -----------------------------------------------------------
Each                 9.   Sole Dispositive Power: 2,112,195 (1)(2)(3)
Reporting
Person             -----------------------------------------------------------
With                 10.  Shared Dispositive Power: none (1)(2)

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 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,112,195 (1)(2)(3)

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 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                         [X]
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 13.  Percent of Class Represented by Amount in Row (11): 12.9%

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 14.  Type of Reporting Person: PN

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(1)   The Reporting Person is a party to the Co-Sale and Voting Agreement dated as of April 28, 2000 and the Investment Agreement dated as of April 28, 2000, which contains provisions restricting the rights of the Reporting Person and other persons to vote and dispose of Shares. (See Items 4, 5 and 6)
(2) Pursuant to the Stock Purchase and Sale Agreement dated as of April 28, 2000 and subject to the satisfaction or waiver of certain conditions precedent, the Reporting Person has agreed to purchase an additional 490,456 shares and warrants to acquire 980,912 shares, within ten business days of the Issuer's receipt of stockholder approval of such purchase. (See item 4)
(3) Power is exercised through its sole general partner, Minotaur Partners II, L.L.C.

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 1.   Name of Reporting Person:

      Minotaur Partners II, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [X]

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 3.   SEC Use Only

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 4.   Source of Funds: WC

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 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):                                        [_]

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 6.   Citizenship or Place of Organization: Illinois

                   -----------------------------------------------------------
                     7.   Sole Voting Power: none
Number of
Shares             -----------------------------------------------------------
                     8.   Shared Voting Power: 2,112,195 (1)(2)(3)(4)
Beneficially
Owned By           -----------------------------------------------------------
Each                 9.   Sole Dispositive Power: none
Reporting
Person             -----------------------------------------------------------
With                 10.  Shared Dispositive Power: 2,112,195 (1)(2)(3)(4)

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 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,112,195 (1)(2)(3)(4)

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 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                    [X]
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 13.  Percent of Class Represented by Amount in Row (11): 12.9%

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 14.  Type of Reporting Person: OO

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(1)   Solely in its capacity as the general partner of Minotaur Partners II,
      L.P.
(2) Minotaur Partners II, LP is a party to the Co-Sale and Voting Agreement dated as of April 28, 2000 and the Investment Agreement dated as of April 28, 2000. (See Items 4, 5 and 6).
(3) Pursuant to the Stock Purchase Agreement (attached hereto) and subject to the satisfaction or waiver of certain conditions precedent, Minotaur Partners II, LP has agreed to purchase an additional 490,456 shares and warrants to acquire 980,912 shares, within ten business days of the Issuer's receipt of stockholder approval of such purchase. (See item 4)
(4)   Power is exercised through its sole manager, Minotaur Partners II, Inc.

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      Minotaur Partners II, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [X]

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 3.   SEC Use Only

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 4.   Source of Funds: WC

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 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):                                        [_]

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 6.   Citizenship or Place of Organization: Illinois

                   -----------------------------------------------------------
                     7.   Sole Voting Power: none
Number of
Shares             -----------------------------------------------------------
                     8.   Shared Voting Power: 2,112,195 (1)(2)(3)
Beneficially
Owned By           -----------------------------------------------------------
Each                 9.   Sole Dispositive Power: none
Reporting
Person             -----------------------------------------------------------
With                 10.  Shared Dispositive Power: 2,112,195 (1)(2)(3)

------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

      2,112,195 (1)(2)(3)

------------------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                    [X]
------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11): 12.9%

------------------------------------------------------------------------------
 14.  Type of Reporting Person: CO

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(1)   Solely in its capacity as the general partner of Minotaur Partners II,
      L.P.
(2) Minotaur Partners II, LP is a party to the Co-Sale and Voting Agreement dated as of April 28, 2000 and the Investment Agreement dated as of April 28, 2000. (See Items 4, 5 and 6).
(3) Pursuant to the Stock Purchase Agreement (attached hereto) and subject to the satisfaction or waiver of certain conditions precedent, Minotaur Partners II, LP has agreed to purchase an additional 490,456 shares and warrants to acquire 980,912 shares, within ten business days of the Issuer's receipt of stockholder approval of such purchase. (See item 4)

Item 1.   Security and Issuer.
          -------------------

     This Statement relates to the common stock, par value $0.02 per share ("Common Stock") of Transmedia Network Inc. (the "Issuer"). The Issuer has its principal executive offices at 11900 Biscayne Boulevard, Miami, Florida, 33181.

Item 2.   Identity and Background.
          -----------------------

     (a)-(c)  This statement is being filed by the following persons:
ValueVision International, Inc., a Minnesota corporation ("ValueVision"), Raymond Bank ("Bank"), Dominic Mangone ("Mangone"), Minotaur Partners II, L.P., an Illinois limited partnership ("MPII"), Minotaur Partners II, L.L.C., an Illinois limited liability company ("MPLLC") and Minotaur Partners, II, Inc., an Illinois corporation ("MPCorp"). ValueVision, Bank, Mangone and MPII are referred to herein, collectively, as the "Purchasers". The sole general partner of MPII is MPLLC. The sole manager of MPLLC is MPCorp. The Purchasers, MPLLC and MPCorp are collectively, referred to herein as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     The principal business of MPII is investment in securities. The principal business of MPLLC and MPCorp is the management of MPII. The principal address, which also serves as the principal office of each of MPII, MPLLC and MPCorp, is 150 S. Wacker Drive, Suite 470, Chicago, Illinois 60606.

     The principal business of ValueVision is the integrated direct marketing of products to consumers through various forms of electronic media. The business address of ValueVision is 6740 Shady Oak Rd., Minneapolis, Minnesota 55344.

     Mangone's business address is 6N271 James Court, Medinah, Illinois 60157. His present principal occupation is serving as a principal of Merchant Partners I, an Illinois limited partnership ("Merchant"). The principal business of Merchant is operating as an investment firm.

     Bank's business address is 9690 Deerco, Timonium, Maryland 21093. His present principal occupation is serving as President and COO of Merchant Development Corp., a Delaware corporation ("Merchant Corp"). The principal business of Merchant Corp is operating as an investment firm.

     The directors of MPCorp are William A. Lederer, Paul Lapping and Edward Finnegan. Each of Messrs. Lederer, Lapping and Finnegan is also a Principal of MPCorp, and as such, they are the only executive officers of MPCorp.

     Mr. Lederer's business address is 150 S. Wacker Drive, Suite 470, Chicago, Illinois 60606. His principal occupation is investment in securities through various vehicles.

     Mr. Finnegan's principal occupation involves management of investment funds focused on direct marketing, business and consumer service companies. Finnegan's business address is 150 S. Wacker Drive, Suite 470, Chicago, Illinois 60606.

     Mr. Lapping's principal occupation involves management of investment funds focused on direct marketing, business and consumer service companies. Lapping's business address is 150 S. Wacker Drive, Suite 470, Chicago, Illinois 60606.

     The directors of ValueVision are Gene McCaffery, Marshall S. Geller, Robert
J. Korkowski, Paul D. Tosetti, Stuart U. Goldfarb, John L. Flannery, Jr., and Mark W. Begor. Each of Messrs. McCaffery and Goldfarb is also an executive officer of ValueVision.

     Mr. McCaffery's principal occupation is Chairman of the Board, President and CEO of ValueVision. Mr. McCaffery's business address is 6470 Shady Oak Rd., Minneapolis, Minnesota 55344.

     Mr. Goldfarb's principal occupation is Vice Chairman of Value Vision. Mr. Goldfarb's business address is 6470 Shady Oak Rd., Minneapolis, Minnesota 55344.

     Mr. Geller's principal occupation is as a Merchant Banker for Geller & Friend Capital Partners, Inc. Mr. Geller's business address is 433 North Camden Drive, Suite 500, Beverly Hills , California 902010.

     Mr. Korkowski's principal occupation is as a private investor. His business address is 15802 Nursery Drive, Minnetonka, Minnesota 55345.

     Mr. Tosetti's principal occupation is as a Lawyer at Latham & Watkins. His business address is 633 West Fifth Street, Suite 4000, Los Angeles, California 90071-2007.

     Mr. Flannery's principal occupation is a Managing Director of the Media/Consumer Group of GE Capital Equity Investments, Inc. His business address is 120 Long Ridge Road, Stamford, Connecticut 06927.

     Mr. Begor's principal occupation is Executive Vice President and Chief Financial Officer of NBC. His business address is 30 Rockefeller Plaza, Room 5224, New York, New York 10112.

     The other executive officers of ValueVision are Cary L. Deacon, Steve Jackel, Richard H. Barnes and Nathan E. Fagre.

     Mr. Deacon's principal occupation is President of Marketing of ValueVision. Mr. Deacon's business address is 6470 Shady Oak Rd., Minneapolis, Minnesota 55344.

     Mr. Jackel's principal occupation is President of TV Home Shopping Operations of ValueVision. Mr. Jackel's business address is 6470 Shady Oak Rd., Minneapolis, Minnesota 55344.

     Mr. Barnes' principal occupation is Senior Vice President, Chief Financial Officer and Secretary of ValueVision. Mr. Barnes' business address is 6470 Shady Oak Rd., Minneapolis, Minnesota 55344.

     Mr. Fagre's principal occupation is Senior Vice President and General Counsel of ValueVision. Mr. Fagre's business address is 6470 Shady Oak Rd., Minneapolis, Minnesota 55344.

     (d) and (e) None of the Reporting Persons nor to the best knowledge of the Reporting Person, none of the officers or directors of ValueVision or MPCorp has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:


     Name           Source of Funds     Amount of Funds     Amount of Funds
     ----           ---------------     -----------------   ------------------
                                        for First Tranche   for Second Tranche
                                        -----------------   ------------------

     ValueVision    Working Capital     $  589,411          $  410,589

     Bank           Personal Funds      $   29,469          $   20,531

     MPII           Working Capital     $3,212,297          $2,237,706

     Mangone        Personal Funds      $  294,706          $  205,294


     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity and funds committed to the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

     (2) As used herein, the term "Personal Funds" includes funds on hand and sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

     (3) The terms "First Tranche" and "Second Tranche" are described in Item 4 herein.

Item 4.   Purpose of Transaction.
          ----------------------

     Pursuant to a Stock Purchase and Sale Agreement dated as of April 28, 2000 (the "Stock Purchase Agreement") by and among each Purchaser and the Issuer, on May 1, 2000 (the "First Closing"), the Purchasers acquired (i) 904,303 newly issued shares of Common Stock in the aggregate (the "First Tranche Shares") and
(ii) immediately exercisable warrants to purchase an additional 1,808,606 shares of Common Stock in the aggregate (the "First Tranche Warrant Shares") for an aggregate purchase price of $4,125,882. The number of the First Tranche Shares and First Tranche Warrant Shares subject to warrants purchased by each Purchaser is set forth with respect to such Purchasers in Item 5 of this Statement.

     The Purchasers' acquisition of the First Tranche Shares and warrants to purchase the First Tranche Warrant Shares was, and the Purchasers' anticipated acquisition of additional shares of Common Stock and warrants (discussed below) will be, effected for the purpose of investing in the Issuer.

     In connection with the Stock Purchase Agreement, the Purchasers have also agreed to acquire for an aggregate purchase price of $2,874,120, a total of (i) 629,944 newly issued shares of the Common Stock (the "Second Tranche Shares" and together with the First Tranche Shares, the "Shares") and (ii) warrants to purchase an additional 1,259,888 shares of Common Stock (the "Second Tranche Warrant Shares" and together with the First Tranche Warrant Shares, the "Warrant Shares"). The closing of the purchase of the Second Tranche Shares and the warrants for the Second Tranche Warrant Shares ("Second Closing") is subject to the satisfaction of certain conditions precedent, including the approval by the Issuer's stockholders of the issuance and sale of the Second Tranche Shares and the warrants to acquire Second Tranche Shares. The aggregate number of the Second Tranche Shares and Second Tranche Warrant Shares subject to warrants purchased by each Purchaser is set forth with respect to such Purchasers in Item 5 of this Statement. The Stock Purchase Agreement is attached hereto as
Exhibit 1 and is incorporated herein by reference.

     The exercise price of each warrant to purchase Warrant Shares is equal to a specified price (the "Exercise Price") multiplied by the number of shares of Common Stock that the holder thereof is then purchasing upon exercise of the warrant. The Exercise Price is $5.93125 per share for one-half of the Warrant Shares subject to each warrant and $7.30 per share for the other one-half of the Warrant Shares subject to each warrant. Each warrant may be exercised at any time after its issuance and will expire on the fifth anniversary of its issuance. The form of the warrants is attached hereto as Exhibit 2 and is incorporated herein by reference.

     The purchase and sale of the Second Tranche Shares and the warrants to purchase the Second Tranche Warrant Shares may be abandoned (a) at the election of the Purchasers, (1) upon notice to the Issuer, if the Second Closing shall not have occurred on or before the one hundred twentieth day following the First Closing, unless the absence of such occurrence shall be due to the failure of the Purchasers to perform in all material respects each of its obligations required to be performed by it at or prior to the Second Closing; and (2) if the board of directors of the Issuer shall withdraw, modify or change its approval or recommendation of the Proxy Proposal (as defined in the Stock Purchase Agreement attached hereto) in a manner adverse to the Purchasers or shall have resolved to do so; (b) at the election of the Purchasers or the Issuer, upon notice to the other, if the Issuer's stockholders fail to adopt the Proxy Proposal.

     In connection with the transactions which are the subject of this Statement, the Purchasers and the Issuer have also entered into an Investment Agreement dated as of April 28, 2000 (the "Investment Agreement"), which contains agreements as to certain aspects of the relationship between the Purchasers and the Issuer. The Investment Agreement is attached hereto as
Exhibit 3 and is incorporated herein by reference.

     Pursuant to the Investment Agreement, the Purchasers agreed that the Purchaser Group (as defined herein) will not take any of the following actions prior to the fifth anniversary of the date of the Second Closing (the "Effective Date"), without the approval of a majority of the Issuer's disinterested directors, subject to specified limited exceptions: (a) increase their ownership of Voting Securities (as defined herein) beyond the combined voting power of all Voting Securities represented by the Shares and the Warrant Shares; provided, however, that the foregoing limitation shall not prohibit certain purchases of Voting Securities directly from the Issuer and certain repurchases of Voting Securities by the Issuer; (b) solicit proxies, assist any other person in the solicitation of proxies, become a "participant" in a "solicitation" or assist any such "participant" (as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended) in opposition to the recommendation of a majority of disinterested directors, or submit any proposal for the vote of Issuer's stockholders; (c) form, join or participate in any other way in a partnership, pooling agreement, syndicate, voting trust or other "group", or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities of the Issuer; provided, however, that the members of the Purchaser Group may engage in any of such activities among themselves and with any stockholder of the Issuer who is a party to the Co-Sale and Voting Agreement (as summarized in Item 6); or (d) engage in certain specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of the Issuer.

     For purposes of this Statement "Purchaser Group" means (i) MPII, (ii) ValueVision, (iii) Mangone, (iv) Bank, (v) any partner or member of MPII, (vi) any affiliate of MPII, ValueVision, Mangone or Bank, (vii) any affiliate of any partner or member of MPII under control of, or common control with, any such partner or member, (viii) any family members of Mangone or Bank, (ix) any trusts established for the benefit of any family members of Mangone or Bank and (x) any corporations, partnerships, limited liability companies or other legal entities that are the affiliates of any of the foregoing. For purposes of this Statement, "Voting Securities" means, Common Stock, Series A Preferred Stock, any other preferred stock of the Issuer that is entitled to vote generally for the election of directors, any other class or series of Issuer securities that is entitled to vote generally for the election of directors and any other securities, warrants, options or rights of any nature (whether or not issued by the Issuer) that are convertible into, exchangeable for, or exercisable for the purchase of, or otherwise give the holder thereof any rights in respect of Common Stock, Series A Preferred Stock, any other Issuer preferred stock that is entitled to vote generally for the election of directors, or any other class or series of Issuer securities that is entitled to vote generally for the election of directors.

     Pursuant to the Investment Agreement, so long as Purchasers beneficially own at least 5 percent (5%) of the combined voting power of the Issuer's Voting Securities, MPII is entitled to designate one representative, reasonably acceptable to the independent directors of the Issuer, to serve on the board of directors ("Board"). Pursuant to the forgoing, William A. Lederer was appointed a director of the Company as of the date of the First Closing.

     Pursuant to the Investment Agreement, the Purchasers agreed that, except to the extent otherwise provided in the Investment Agreement, the Purchasers would vote their Voting Securities with respect to the election or removal of directors of the Issuer in accordance with the recommendations of a majority of the disinterested directors of the Issuer, provided that the Purchasers may vote in favor of the election or retention of the director designated by MP II as described in the preceding paragraph.

     Pursuant to the Investment Agreement and subject to certain exceptions, the Issuer granted to the Purchasers and certain other parties certain shelf registration rights in connection with certain permitted sales of shares of Common Stock. In particular, the Issuer agreed to prepare and file with the SEC a shelf registration statement (which shall include pledgees of any selling stockholder) with respect to all Shares and Warrant Shares as soon as practicable after the Effective Date, and to use its reasonable efforts to cause such shelf registration statement to become effective and keep such registration statement effective until such time as all Shares and Warrant Shares have been sold or otherwise disposed of. The purpose of any such shelf registration put in effect pursuant to the Investment Agreement is to facilitate each Purchaser's ability to margin its stock and does not represent any present intention on behalf of any Purchaser to dispose of any Shares or Warrant Shares to be covered thereby.

     The summaries contained in this Statement of certain provisions of each of the Stock Purchase Agreement, the warrants and the Investment Agreement are not intended to be complete and are qualified in their entirety by reference to each respective document attached as an Exhibit hereto and incorporated herein by reference.

     Each Purchaser intends to continue to review its investment in Common Stock and, subject to the limitations of the Investment Agreement described above, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise.

     Except as stated above, neither of the Purchasers has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) and (b) To the best knowledge of the Purchasers, there were 13,632,709 shares of Common Stock outstanding prior to the issuance of the 904,303 First Tranche Shares. As of the date hereof, the First Tranche Shares and First Tranche Warrant Shares owned by the Purchasers represent, in the aggregate 16.6% of the Common Stock issued and outstanding (assuming exercise in full of the warrants to purchase the First Tranche Warrant Shares). As of the date hereof and subject to the limitations of the Investment Agreement and the Co-Sale Agreement described in Item 6, each Purchaser has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares owned by such Purchaser. Assuming there is no other change in the number of outstanding shares of Common Stock, following the Second Closing, the Purchasers will beneficially own 4,602,741 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares), representing approximately 25.2% of the Common Stock issued and outstanding.

     MPII
     ----

     Including First Tranche Warrant Shares into which currently exercisable warrants could be exercised, MPII has the sole power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 2,112,195 shares of the Issuer, which constitutes approximately 12.9% of the Issuer's outstanding shares. Such power is subject to agreements with respect to voting and disposition set out in the Stock Purchase Agreement, the Investment Agreement and the Co-Sale Agreement (see Item 6). Assuming there is no other change in the number of outstanding shares of Common Stock, following the Second Closing, MPII will have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,583,563 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares), which constitutes approximately 19.6% of the total issued and outstanding shares of the Issuer.

     MPLLC
     -----

     Because of its position as the sole general partner of MPII, MPLLC may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the Shares and Warrant Shares owned by MPII.

     MPCorp
     ------

     Because of its position as the sole manager of MPLLC, MPCorp may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the Shares and Warrant Shares owned by MPII.

     ValueVision
     -----------

     Including First Tranche Warrant Shares as to which warrants could be currently exercised, ValueVision has the sole power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 387,558 shares of Common Stock, which constitutes approximately 2.3% of the Issuer's issued and outstanding shares. Such power subject to agreements with respect to voting and disposition set out in the Stock Purchase Agreement, the Investment Agreement and the Co-Sale Agreement (see Item 6). Assuming there is no other change in the number of outstanding shares of Common Stock, following the Second Closing, ValueVision will have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 657,534 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares), which constitutes approximately 3.6% of the total issued and outstanding shares of the Issuer.

     Bank
     ----

     Including First Tranche Warrant Shares into which currently exercisable warrants could be exercised, Bank has the sole power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 19,377 shares of the Issuer, which constitutes approximately 0.1% of the Issuer's issued and outstanding shares. Such power is subject to agreements with respect to voting and disposition set out in the Stock Purchase Agreement, the Investment Agreement and the Co-Sale Agreement (see Item 6). Assuming there is no other change in the number of outstanding shares of Common Stock, following the Second Closing, Bank will have the sole power to vote or to direct the vote and to dispose or to direct the disposition, in the aggregate, of 32,877 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares), which constitutes approximately 0.2% of the total issued and outstanding shares of the Issuer.

     Mangone
     -------

     Mangone owned 10,000 shares of Common Stock prior to the First Closing. Including First Tranche Warrant Shares into which currently exercisable warrants could be exercised, Mangone has the sole power to vote, to direct the vote, to dispose , and to direct the disposition with respect to 203,779 shares of the Issuer, which constitutes approximately 1.2% of the Issuer's issued and outstanding shares. Such power is subject to agreements with respect to voting and disposition set out in the Stock Purchase Agreement, the Investment Agreement and the Co-Sale Agreement (see Item 6). Assuming there is no other change in the number of outstanding shares of Common Stock, following the Second Closing, Mangone will have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 338,767 shares of Common

Stock (assuming exercise in full of the warrants into Warrant Shares), which constitutes approximately 1.8% of the total issued and outstanding shares of the Issuer.

     In addition to the foregoing, because the Purchasers are parties to the Co-Sale and Voting Agreement (described in Item 6) the Reporting Persons may, pursuant to Rule 13d-3 under the Exchange Act be deemed to be members of a "group" that includes Samstock, LLC, a Delaware limited liability company ("Samstock"), another shareholder of the Issuer, and therefore to jointly beneficially own 8,416,802 shares of the Issuer held by Samstock. The existence of any such "group" is not acknowledged by the Purchasers.

     At the date hereof, neither the Purchasers, nor to the best knowledge of the Purchasers, any of the directors or officers of MPCorp or ValueVision owns any shares of Common Stock other than shares of Common Stock beneficially owned by the Purchasers, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act.

     (c) During the last sixty days, the only transactions in the Common Stock effected by the Reporting Persons and to the best knowledge of the Reporting Persons, by any of the directors or officers of MPCorp or ValueVision, were the transactions occurring on the First Closing as described in Items 4 and 6 hereof.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Purchasers.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     The Purchasers and Samstock entered into a Co-Sale and Voting Agreement (the "Co-Sale Agreement") dated as of April 28, 2000. As reported in an Amendment to Samstock's Schedule 13D dated May 5, 2000, Samstock beneficially owns 8,416,802 shares of Common Stock. The Co-Sale Agreement provides that, subject to certain limitations, the Purchasers have certain "Co-Sale" rights on sales to a third party of the stock held by Samstock where the amount of shares is equal to or exceeds more than ten percent (10%) of the shares held by Samstock.

     Furthermore, the Purchasers' shares are subject to "drag along" provisions if Samstock sells all of its shares provided, however, that prior to the first
                                    --------  -------
anniversary of the Co-Sale Agreement, Samstock cannot require the Purchasers to sell their shares pursuant to this provision if the contemplated transaction would result in an internal rate of return for the Purchasers on their initial investment of less than 25%.

     In addition, the Co-Sale Agreement provides that, as long as Samstock is entitled to designate one or two directors, each Purchaser agrees to vote all of the Voting Securities with respect to which the Purchaser has voting control in favor of the election of Samstock's designee or designees to the Issuer's board of directors. The Co-Sale Agreement further provides that, as long as MPII is entitled to designate one director in accordance with the provisions of the Investment Agreement, Samstock shall vote all Issuer's Voting Securities with respect to which Samstock has voting control in favor of the election of MPII's designee to the Issuer's board of directors.

     Pursuant to the Co-Sale Agreement, Samstock also agrees to vote all of the Issuer's Voting Securities owned of record by Samstock or with respect to which Samstock has voting control in favor of the Proxy Proposal.

     The Co-Sale Agreement will terminate (i) if the Purchasers and their affiliates cease to own in the aggregate at least 5% of the Issuer's Voting Securities or (ii) contemporaneously with the termination of the Stock Purchase Agreement described herein before the transactions contemplated thereby have been consummated. The Co-Sale Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

     The summary contained in this Statement of certain provisions of the Co-Sale Agreement is not intended to be complete and is qualified in its entirety by reference to the Co-Sale Agreement attached as an Exhibit hereto and incorporated herein by reference.

     Except for the matters described herein, no Reporting Person nor, to the best knowledge of the Reporting Persons, any of the directors or officers of MPCorp or ValueVision has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------


Exhibit
-------

A    Agreement Pursuant to Rule 13d-1 (k) (1) (iii)

1    Stock Purchase Agreement

2    Form of Warrant

3    Investment Agreement

4    Co-Sale and Voting Agreement

5    Power of Attorney for Dominic Mangone

6    Power of Attorney for Raymond Bank

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



DATED: May 8, 2000


                                    MINOTAUR PARTNERS II, L.P.
/s/ Dominic Mangone
---------------------------
DOMINIC MANGONE                     By: Minotaur Partners II, L.L.C.
                                    Its: General Partner

                                    By: Minotaur Partners II, Inc.
                                    Its: Manager

/s/ Raymond Bank                    By: /s/ Edward Finnegan
---------------------------            -------------------------------------
RAYMOND BANK                                Edward Finnegan
                                    Its: Principal


                                    MINOTAUR PARTNERS II, L.L.C.

                                    By: Minotaur Partners II, Inc.
                                    Its: Manager

                                    By: /s/ Edward Finnegan
                                       -------------------------------------
                                            Edward Finnegan
                                    Its: Principal


                                    MINOTAUR PARTNERS II, INC.

                                    By: /s/ Edward Finnegan
                                       -------------------------------------
                                            Edward Finnegan
                                    Its: Principal


                                    VALUEVISION INTERNATIONAL, INC.

                                    By: /s/ Nathan E. Fagre
                                       -------------------------------------
                                            Nathan E. Fagre
                                    Its: Senior Vice President and
                                         General Counsel

                                   EXHIBIT A

     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

Dated:  May 8, 2000

                                    MINOTAUR PARTNERS II, L.P.
/s/ Dominic Mangone
--------------------------
DOMINIC MANGONE                     By: Minotaur Partners II, L.L.C.
                                    Its: General Partner

                                    By: Minotaur Partners II, Inc.
                                    Its: Manager

/s/ Raymond Bank                    By: /s/ Edward Finnegan
--------------------------             ------------------------------------
RAYMOND BANK                                Edward Finnegan
                                    Its: Principal


                                    MINOTAUR PARTNERS II, L.L.C.

                                    By: Minotaur Partners II, Inc.
                                    Its: Manager

                                    By: /s/ Edward Finnegan
                                       -------------------------------------
                                            Edward Finnegan
                                    Its: Principal


                                    MINOTAUR PARTNERS II, INC.

                                    By: /s/ Edward Finnegan
                                       -------------------------------------
                                            Edward Finnegan
                                    Its: Principal


                                    VALUEVISION INTERNATIONAL, INC.

                                    By: /s/ Nathan E. Fagre
                                       -------------------------------------
                                            Nathan E. Fagre
                                   Its: Senior Vice President
                                        and General Counsel